EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Pre-tax income from continuing operations	$976,782	$849,589	$563,331	$568,014	$481,880
Interest expense	54,322	54,201	43,724	40,442	37,477
Portion of rentals deemed to be interest	2,836	2,478	2,126	1,972	1,859

Earnings	$1,033,940	$906,268	$609,181	$610,428	$521,216

Fixed Charges:
Interest Expense	$54,322	$54,201	$43,724	$40,442	$37,477
Portion of rentals deemed to be interest	2,836	2,478	2,126	1,972	1,859

Fixed Charges	$57,158	$56,679	$45,850	$42,414	$39,336

Ratio of earnings to fixed charges	18.1	16.0	13.3	14.4	13.3